

U.S. Capital Advisors

USCA All Terrain Fund

4444 Westheimer Road, Suite G500, Houston, TX 77027, Tel. (713) 366-0500

Third Quarter 2020

Allocation by Strategy [1]



- Cash/Other — 7.3%
- Long/Short Fixed Income — 7.9%
- Long Equity - Domestic — 10.0%
- Long Equity - Global — 16.3%
- In Liquidation — 1.4%
- Long/Short Equity — 20.8%
- Global Macro — 7.6%
- Managed Futures — 5.1%
- Relative Value — 23.6%

Dear Partners:

After five straight profitable months, stocks gave back a bit of their gains in September, with the MSCI World Index dropping 3.4%. Consistent with our more defensive profile, All Terrain declined 1.2% for the month.

The third quarter overall was quite good – for stocks, for bonds, and for All Terrain. For the quarter, All Terrain returned 3.4%. This was compared to 8% for stocks (MSCI World) and 2.7% for bonds (Barclays Global Aggregate Index).

Bonds have continued to benefit from the prolonged decline in interest rates. Since we assume that won't continue forever, we have virtually no direct interest rate exposure. This has meant missing out on the big gains from rising bond prices, but that's a sacrifice we're willing to make to avoid the potential carnage when rates start heading the other direction.

For the third quarter all of our strategies contributed to the positive performance except for managed futures, which had a -0.1% contriubtion to returns, or -2.1% on invested capital. The big winners – unsurprisingly, given the rally in stocks – were long equity, both domestic (0.7% contribution; 7.5% return on invested capital) and global (1.1% contribution; 7.2% return on invested capital), and long/short equity (1.4% contribution; 7.5% return on invested captial).

Absolute return strategies, dominated by relative value, contributed 0.3% to returns or 1.4% on invested capital. Our largest position in this category is Millennium, which added in the third quarter to gains posted earlier in the year, even as stocks were in freefall.

USCA All Terrain Fund Trailing Performance [2]



- USCA All Terrain Fund
- Global Equities
- Global Bonds
- 60/40 Blend

Another large position, Brevan Howard, a global macro fund, has posted a double-digit return this year (23.2% return on invested capital), although it added very little in the quarter just ended (0.1% contribution; 1.5% return on invested capital).

1.   As of September 30, 2020. Please note that fund strategies and allocations are subject to change over time.
2.   As of September 30, 2020. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the Fund commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Barclays Global Aggregate Bond Index. Please see the strategy, index and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

Equity managers with a value bias, such as Greenlight and First Eagle, have continued to struggle a bit, as market gains have been dominated by growth stocks; generally the sexier the better, as opposed to the more staid value stocks that these managers favor. We think that a shift toward their style may be in the offing, but these things are hard to time, to say the least.

We don't want to come off sounding like a broken record, but we believe that risks in both equities and traditional fixed income are higher than average. In the former, because of elevated valuations, especially for the most popular companies – not unlike the late 1990's – and in the latter, because of depressed interest rates.

	Top 10 Portfolio Positions	Size[3]	Strategy
1	Millennium	11 5%	Relative Value
2	WMQS	11 2%	Long Equity - Global
3	Greenlight Masters	9 1%	Long/Short Equity
4	York	7 7%	Long/Short Fixed Income
5	Brevan Howard	7 4%	Global Macro
6	Black Diamond Arbitrage	6 6%	Relative Value
7	Corsair	5 0%	Long/Short Equity
8	First Eagle Global	4 8%	Long Equity - Global
9	Carlson	3 1%	Relative Value
10	SKBA	2 7%	Long Equity - Domestic
	Top 10 Portfolio Positions %	**69.2%**	
	Total Number of Positions	**21**	

For that reason we plan to not only continue to focus on funds that have lower correlations to traditional stock or bond markets, but plan to increase our weighting to these and to managers that pursue a more idiosyncratic, less market-driven approach. We believe this is a time when capital preservation should take precedence over risk-taking.

As always, we welcome your questions. Please don't hesitate to contact us if you need anything.

Sincerely,

David Harris, CIMA and Philip J. Pilibosian, JD/MBA

3. *As of September 30, 2020. Please note that fund positions and allocations are subject to change over time.*

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies

- **Minimum Investment**: $100,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1 75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: Fund may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U S Bancorp Fund Services
- **Custodian**: U S Bank National Association
- **Legal Counsel**: Thompson Hine LLP

Index & Statistics Definitions

MSCI World Index The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries It covers approximately 85% of the free float-adjusted market capitalization in each country The index does not offer exposure to emerging markets

Bloomberg Barclays Global Aggregate Bond Index The Bloomberg Barclays Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY) A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990

60/40 Blend The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Barclays Global Aggregate Index rebalanced monthly

Russell 1000 Index The Russell 1000 Index consists of the largest 1000 companies in the Russell 3000 Index This index represents the universe of large capitalization stocks from which most active money managers typically select

Russell 1000 Value Index The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values

Russell 1000 Growth Index The Russell 1000 Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values

Rate of Return (ROR) The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data

Strategy Definitions

Relative Value Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures Managers may use mathematical, fundamental or technical analysis to determine misvaluations Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market Relative value investments may be available only cyclically or not at all Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful

Managed Futures Managed futures strategies involve speculative trading in futures, forwards and options thereon Managers may trade portfolios of instruments in U S and non-U S markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market

prices These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets Participation in a market that is either volatile or trendless could produce substantial losses for a fund Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund

Event Driven Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e g , tobacco or patent litigation)

Global Macro Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends There can be no assurance that such macro-economic assumptions will prove to be correct Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches Trading positions are generally held both long and/or short in both US and non-US markets Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used

Long/Short Equity and Fixed Income Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market) In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all) Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly

Long Equity and Fixed Income Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy

Multi-Strategy Multi-strategy funds generally employ some or all of the strategies described above

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus. Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements Some or all alternative investment programs may not be suitable for certain investors No assurance can be given that the fund's investment objectives will be achieved Among the risks we wish to call to the particular attention of prospective investors are the following:

- The fund is a closed-end, non-diversified management investment company
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment
- The fund is highly illiquid There is no secondary market for the investors' interest and none is expected to develop
- No shareholder has the right to require the Fund to redeem its shares Redemptions are available only through quarterly repurchase offers made at the discretion of the Board
- Fees and expenses will offset the fund's trading profits
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds
- A limited portion of the trades executed may take place on foreign markets
- The fund is subject to conflicts of interest

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus